September 20, 2013

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.

RE:	Lifetime Brands, Inc.

Form 10-K for the Year Ended December 31, 2012 Filed

March 15, 2013

Form 10-K/A for the Year Ended December 31, 2012 Filed

April 30, 2013

Form 10-Q for the Period Ended June 30, 2013

Filed August 8, 2013

Definitive Proxy Statement on Schedule 14A

Filed April 29, 2013

File No. 0-19254

Dear Mr. O’Brien:

This letter sets forth the responses of Lifetime Brands, Inc. (“Lifetime” or the “Company”) to the comments contained in your letter dated September 6, 2013 relating to the above referenced Form 10-K for the Fiscal Year Ended December 31, 2012 filed on March 15, 2013, Form 10-K/A for the Fiscal Year Ended December 31, 2012 filed on April 30, 2013, Form 10-Q for the period ended June 30, 2013 filed on August 8, 2013 and Definitive Schedule 14A filed on April 29, 2013 with the Securities and Exchange Commission (the “Commission” or the “Staff”). The comments of the Commission are set forth in bold/italic text below, and the Company’s responses are set forth in plain text immediately beneath each comment.

Form 10-K for the Year Ended December 31, 2012

Risk Factors, page 6

1.	Each risk factor subheading is too vague and generic to describe adequately the risk that follows. In future filings, revise each risk factor subheading so that it reflects the risk that follows. See Item 503(c) of Regulation S-K.

The Company acknowledges the Staff’s comment and the risk factor subheadings in future filings will be revised to appropriately reflect each corresponding risk factor.

Financial Statements

Statements of Cash Flows, page F-7

2.	You have presented proceeds from your revolving credit facility on a net basis for all periods presented. In future filings, please revise your statements of cash flows to present the activity on your revolving credit facility on a gross basis pursuant to ASC 230-10-45-7. Please show us supplementally what your revised disclosure will look like. Please also tell us how much you borrowed on your revolving credit facility during the 10 days prior to December 31, 2012 and June 30, 2013.

The Company has a $175 million revolving credit facility which the Company utilizes for the majority of its borrowings due to the capacity and flexibility that this facility provides. The Company follows the guidance in ASC 230-10-45-7, 8 and 9 which allows for the netting of gross cash receipts and payments provided that the original maturity of the borrowings is three months or less and the gross amounts are not necessary to understand the financing activities. In the Consolidated Statements of Cash Flows, the borrowings under this facility are shown net of repayments as the borrowings under the facility did not have maturities of greater than three months and in all cases had maturities of one month or less. In future filings, the Company will increase the level of disclosure in the debt footnote to describe the maturities of the borrowings during the year. If the maturities of the revolving credit facility borrowings exceed three months at any time in the future, then the Company will present the activity of the revolving credit facility on a gross basis pursuant to ASC 230-10-45-7. The Company also follows the guidance in ASC 470-10-45 related to short-term obligations expected to be refinanced on a long-term basis for the classification of its revolving credit facility which indicates that a short-term obligation shall be excluded from current liabilities if an entity intends to refinance a portion of the obligation on a long-term basis and has the ability to consummate the refinancing.

The gross amounts borrowed by the Company were $7 million and $14 million during the 10 days prior to December 31, 2012 and June 30, 2013, respectively.

Exhibits 10.30, 10.36, 10.41 and 10.42

3.	We note that you incorporate by reference these exhibits. It appears that you did not file all of the exhibits and schedules to the exhibits when you filed the exhibits in the Forms 8-K. Unlike Item 601(b)(2) of Regulation S-K, there is no provision in Item 601(b)(10) of Regulation S-K for excluding attachments. Please refile the exhibits with all of their attachments in your next periodic report under the Exchange Act.

The Company acknowledges the Staff’s comment and will file all exhibits including the attachments and corresponding schedules referenced as exhibits 10.30, 10.36, 10.41 and 10.42 in its Form 10-Q to be filed for the quarter ended September 30, 2013.

Form10-Q for the Period Ended June 30, 2013

Exhibit 10.1

4.	We note that you incorporate by reference amendment number 2 to the senior secured credit agreement. We are unable to locate an amendment number 1 to the senior secured credit agreement on the EDGAR system. Please advise. Alternatively, file the amendment with your next periodic report under the Exchange Act.

The Company advises the Staff that amendment number 1 to the senior secured credit agreement was filed in its entirety as Exhibit 99.3 to the Company’s Form 8-K filed on June 27, 2013.

Exhibit 10.2

5.	We note that you incorporate by reference amendment number 3 to the amended and restated credit agreement. We note also that when you filed the amendment in the Form 8-K you “[Intentionally Omitted]” Schedule 2.02 of the credit agreement. See Section 1(t) of the amendment. Absent an order granting confidential treatment, you may not omit a portion of an exhibit. Please advise. Alternatively, file the amendment with the schedule in your next periodic report under the Exchange Act.

The Company advises the Staff that it did not intentionally or otherwise omit Schedule 2.02 when it filed amendment number 3 to the amended restated credit agreement as an exhibit to its Form 8-K dated June 27, 2013. Amendment No. 3 to the Company’s amended and restated credit agreement deleted Schedule 2.02 in its entirety on the effective date of Amendment No. 3. Therefore, the amended and restated credit agreement no longer contains a Schedule 2.02 as of the effective date of Amendment No. 3.

Definitive Proxy Statement on Schedule 14A filed on April 29, 2013

Specific Elements of Compensation, page 19

6.	We note that each named executive officer generally receives stock options based on “individual, division and Company performance, overall dilution, retention and executive potential.” With a view toward future disclosure, please tell us how you determined the amount of stock options to be awarded in fiscal year 2012, including whether the amount of the award is based on any pre-established performance metrics. See Item 402(b)(1)(v) of Regulation S-K.

The number of stock options awarded to each named executive officer in 2012 was based on an assessment of such person’s individual performance and, where appropriate, the performance of such person’s business unit (division), as well as overall Company performance and dilutive effect of the options. Stock option awards to named executive officers in 2012 were not based on any pre-established quantitative performance metrics.

Summary Compensation Table, page 23

7.	We note your disclosure on page 20 that the cash bonuses are based on certain targets established under each named executive officer’s employment agreement. In future filings, please report the amount of cash bonus paid under the column “Non-Equity Incentive Plan Compensation” in the summary compensation table. In the alternative, please tell us why you believe the amount paid is properly reported under the “Bonus” column. See Item 402(a)(6)(iii) of Regulation S-K.

The Company acknowledges the Staff’s comment and the amount of cash bonus paid will be reported as “Non-Equity Incentive Plan Compensation” in its summary compensation table in future proxy statements filed on Schedule 14A.

8.	We note that the performance-based cash bonus for each of your named executive officers is based on pre-established performance metrics, including IBT and individual goals. Item 402(b) of Regulation S-K requires that you disclose all previously established goals and discuss how you derived actual awards based on achievement or non-achievement of the applicable performance objective. With a view toward future disclosure, please tell us the specific performance targets for each named executive officer as well as the actual results achieved and how you evaluated the results to reach the actual payouts. See Item 402(b) of Regulation S-K and Release No. 34-54302A.

In future proxy statements to be filed under Schedule 14A, the Company will modify its disclosures to include the specific performance targets for each named executive officer, the actual results achieved and how the results were evaluated to reach the actual payouts.

In addition, the Company has provided the following requested information with a view toward future disclosure. The compensation for the Company’s named executive officers includes annual performance bonuses. The employment agreements of Jeffrey Siegel, Chairman of the Board of Directors and Chief Executive Officer, and Ronald Shiftan, Vice Chairman of the Board of Directors and Chief Operating Officer, entitle each executive to receive an Annual Adjusted IBIT Performance Bonus based upon a percentage target of salary and an Annual Individual Goal Bonus based on meeting individual objectives. The term Adjusted IBIT, as it applies to any particular year, means that amount for such year equal to the Company’s reported income before income taxes, equity in earnings and extraordinary item, subject to such adjustments as are set forth in the Adjusted IBIT Performance Bonus Table for such year. The employment agreements of Craig Phillips, Senior Vice President – Distribution, and Laurence Winoker, Senior Vice President – Finance and Chief Financial Officer, entitle each executive to an annual performance bonus based upon an evaluation of the executive’s performance relative to certain agreed upon personal objectives.

Jeffrey Siegel was entitled to receive an Annual Adjusted IBIT Performance Bonus of $1 million, or 100% of his salary, based upon the attainment of an Adjusted IBIT target of $21.8 million in 2012. During the year ended December 31, 2012, the Adjusted IBIT amounted to $31.8 million, or 146% of the target, and Mr. Siegel was paid a bonus of $1.5 million, or 146% of the target bonus, based on the Adjusted IBIT achieved. Mr. Siegel was also entitled to and received an Annual Individual Goal Bonus equal to $250,000, or 25% of his salary, which was based on the attainment of certain agreed upon personal objectives.

Ronald Shiftan was entitled to receive an Annual Adjusted IBIT Performance Bonus of $509,400, or 90% of salary, based upon the attainment of an Adjusted IBIT target of $21.8 million in 2012. During the year ended December 31, 2012, Adjusted IBIT amounted to $31.8 million, or 146% of the target as described above, and Mr. Shiftan was paid a bonus of $745,000, or 146% of the target bonus, based on the adjusted IBIT achieved. Mr. Shiftan was also entitled to and received an Annual Individual Goal Bonus of $56,600, equal to 10% of his salary, which was based on the attainment of certain agreed upon personal objectives.

Craig Phillips was entitled to receive a performance bonus based on an earnings target and individual performance objectives set forth at the beginning of the year. The target and performance objectives were determined by the Compensation Committee of the Board of Directors, upon recommendation of the Company’s Chief Executive Officer and Chief Operating Officer. The 2012 objectives for Mr. Phillips included an adjusted EPS target of $1.15 per share, reduction of distribution expenses, efficient control of capital expenditures and an implementation of sustainability programs for the Company’s distribution centers. In 2012, Craig Phillips was awarded a bonus of $149,175, or 46% of his salary, based upon his attainment of the 2012 objectives. Actual 2012 adjusted EPS amounted to $1.54 per share which resulted in a bonus award of $51,675. The attainment of the individual performance objectives, as set forth at the beginning of the year, resulted in an individual performance bonus award of $97,500.

Laurence Winoker was entitled to receive a performance bonus based on an earnings target and individual performance objectives set forth at the beginning of the year. The target and performance objectives were determined by the Compensation Committee of the Board of Directors, upon recommendation of the Company’s Chief Executive Officer and Chief Operating Officer. The 2012 objectives for Mr. Winoker included an adjusted EPS target of $1.15 per share, implementation of legal structures for new investments, a refinancing of debt and maintaining the effectiveness of financial reporting. In 2012, Laurence Winoker was awarded a bonus of $298,180, or 70% of his salary, based upon his attainment of the 2012 objectives. Actual 2012 adjusted EPS amounted to $1.54 per share which resulted in a bonus award of $162,180. The attainment of the individual performance objectives, as set forth at the beginning of the year, resulted in an individual performance bonus award of $136,000.

Grants of Plan Based Awards During the Fiscal Year Ended December 31, 2012

9.	With a view toward future disclosure, please supplementally revise your Grants of Plan Based Awards table to include the required disclosure relating to the performance-based bonuses awarded during fiscal year 2012. See Item 402(d)(2)(iii) of Regulation S-K.

The Company evaluated the requirements of Item 402(d)(2)(iii) and will report cash performance bonuses in the Grants of Plan Based Awards table under the column “Estimated future payouts under non-equity incentive plan awards,” in future proxy filings on Schedule 14A.

The Company’s revised Grants of Plan Based Awards table, related to the performance-based bonuses awarded during fiscal year 2012, is as follows:

Name	Grant date	Estimated future payouts under non- equity incentive plan awards (1)			All other option awards: Number of securities underlying options	Exercise or base price of option awards	Grant date fair value of option awards
		Threshold	Target	Maximum
Jeffrey Siegel	May 1, 2012	$625,000	$1,250,000	$2,250,000	30,000	$11.64	$181,500
Ronald Shiftan	May 1, 2012	283,000	566,000	820,700	20,000	11.64	121,000
Craig Phillips	May 1, 2012	16,250	81,250	162,500	7,500	11.64	45,375
Laurence Winoker	May 1, 2012	51,000	170,000	340,000	10,000	11.64	60,500

(1)	The threshold, target and maximum payouts disclosed in the table above include the Annual Adjusted IBIT Performance Bonus and the Annual Individual Goal Bonus for Mr. Siegel and Mr. Shiftan and include the performance bonus based on an earnings target and individual performance objectives for Mr. Phillips and Mr. Winoker.

10.	In future filings, please report the grant date fair value for the total equity award as opposed to the grant date fair value per option.

In future proxy statements filed on Schedule 14A, the Company will report the grant date fair value for the total equity award as opposed to the grant date fair value per option.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings, that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Sincerely,

/s/ Laurence Winoker
Laurence Winoker
Senior Vice President – Finance, Treasurer and Chief Financial Officer